Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 1 on the Form S-8 to the Registration Statement (Form S-4 No. 333-135732) and related Prospectus of Regions Financial Corporation for the registration of approximately 48,283,686 shares of its common stock and to the incorporation by reference therein of our reports dated March 3, 2006, with respect to the consolidated financial statements of Regions Financial Corporation, Regions Financial Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Regions Financial Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Birmingham, Alabama November 2, 2006